Date November 7, 2016

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Great Panther Silver Limited (the “Company”)
Registration Statement on Form F-10 (File No. 333-214201)

We write with respect to the prospectus supplement of the Company dated November 4, 2016 (the “Prospectus Supplement”) with respect to the offering by the Company of up to 9,343,750 common shares of the Company, filed with the United States Securities and Exchange Commission (the “SEC”) on November 7, 2016.

We hereby consent (the “Consent”) to being named in the Prospectus Supplement under the headings “Legal Matters” and “Documents Filed As Part Of the Registration Statement”, and consent to the use of our firm’s name and reference to our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement

We further consent to this Consent being furnished to the SEC under cover of Form 6-K and the incorporation by reference of this Consent into the Company’s Form F-10 Registration Statement, as amended

This letter is delivered to the addressees pursuant to the requirements of securities legislation. In giving this consent we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended or the rules and regulations promulgated thereunder..

Yours truly,

/s/ McMillan LLP

McMillan LLP | Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 | t 604.689.9111 | f 604.685.7084
Lawyers | Patent & Trade-mark Agents | Avocats | Agents de brevets et de marques de commerce
Vancouver | Calgary | Toronto | Ottawa | Montréal | Hong Kong | mcmillan.ca